LEADINGBRANDS™

Q3

2011

Leading Brands, Inc.

Third Quarter Report

Period Ended November 30, 2011

Note: The financial statements accompanying this report have not been audited or reviewed by the Company’s auditors

Report to Shareholders

To our Shareholders:

Gross revenue for Q3 2011 was $4,474,000 versus $4,348,000 in the comparative period of last year, an increase of 3%. That was despite the Company having discontinued distribution of a licensed beverage brand in January 2011. It is the first comparative quarterly revenue increase since Q2 of fiscal 2008, before the Company down-sized its operations in response to the world economic crisis.

Q3 2011 net income was $245,000 or $0.07 per share versus net income of $47,000 or $0.01 per share in the same quarter of last year. YTD net income was $1,339,000 or a record $0.39 per share [$0.37 fully diluted], versus a net loss of $(94,000) or $(0.02) in the first three quarters of fiscal 2010.

Q3 2011 net income before stock based compensation (SBC) increased to $272,000 or $0.08 per share versus $252,000 or $0.06 per share in the same quarter last year. YTD net income before SBC rose to $1,599,000 or $0.46 per share [$0.44 fully diluted] from $1,362,000 or $0.35 [$0.35 fully diluted] a year ago.

Q3 2011 EBITDAS (Earnings Before Interest, Taxes, Depreciation, Amortization and SBC) was $556,000 or $0.17 per share [$0.16 fully diluted], versus $521,000 or $0.13 per share during the same period last year. YTD EBITDAS increased to $2,789,000 or $0.80 per share [$0.76 fully diluted] from $2,551,000 or $0.65 per share in the first three quarters of fiscal 2010.

Non-GAAP Income before SBC is determined as follows:

	Q3 2011	Q3 2010	YTD 2011	YTD 2010
Net Income (loss)	$245,000	$47,000	$1,339,000	$(94,000)
Add back SBC	27,000	205,000	260,000	1,456,000
Net income before SBC	$272,000	$252,000	$1,599,000	$1,362,000

Non-GAAP Income per share before SBC is determined as follows:

	Q3 2011	Q3 2010	YTD 2011	YTD 2010
Income (loss) per share	$0.07	$0.01	$0.39	$0.02
Add back SBC per share	0.01	0.05	0.07	0.37
Income per share before SBC	$0.08	$0.06	$0.46	$0.35

Pro-forma results for EBITDAS are determined as follows:

	Q3 2011	Q3 2010	YTD 2011	YTD 2010
Net Income (loss)	$245,000	$47,000	$1,399,000	$(94,000)
Add back:
Interest	14,000	35,000	64,000	121,000
Depreciation and Amortization	170,000	177,000	506,000	521,000
Non-cash stock based compensation	27,000	205,000	260,000	1,456,000
Non-cash income tax expense	100,000	57,000	62,000	457,000
Total Add Backs:	311,000	474,000	1,450,000	2,645,000
EBITDAS	$556,000	$521,000	$2,789,000	$2,551,000

EBITDAS per share reconciles to income per share as follows:

	Q3 2011	Q3 2010	YTD 2011	YTD 2010
Income (loss) per share	$0.07	$0.01	$0.39	$(0.02)
Add back:
Interest	0.01	0.01	0.02	0.03
Depreciation and Amortization	0.05	0.05	0.14	0.13
Non-cash stock based compensation	0.01	0.05	0.07	0.37
Non-cash income tax expense	0.03	0.01	0.18	0.14
Total Add Backs per share:	0.10	0.12	0.31	0.67
EBITDAS per share	$0.17	$0.13	$0.80	$0.65

Gross profit margin for the quarter was 36.9%, down slightly from 37.1% in the same quarter last year. In Q4 of fiscal 2010 the Company adjusted how it applied certain overhead, freight and warehousing costs, thereby increasing cost of goods sold and reducing SG&A costs.

Discounts, rebates and slotting fees were $240,000 in Q3 2011, down from $301,000 in Q3 of the prior year. SG&A expenses were $1,071,000 in Q3 of fiscal 2011, versus $1,189,000 in the comparative period of the previous year. The principal differences are the reduction of stock based compensation charges and the ongoing impact of efficiency measures and cost controls.

Leading Brands, Inc • Q3 REPORT	1

The Company repaid $1,239,000 of long term debt during Q3 and a total of $1,742,000 during the 2011 fiscal year to date. As at the end of Q3 2011 the Company had cash and available credit totaling approximately $1,900,000.

During Q3 2011 the Company repurchased an additional 38,800 shares of its common stock at an average price of $3.12 US per share, pursuant to its share repurchase program. As at November 30, 2011 the Company had outstanding 3,262,668 common shares. The Company believes that its common share price remains undervalued and will continue with its share repurchase program at appropriate times.

Thank you for your continued support.

Ralph D. McRae
Chairman & CEO

Safe Harbor for Forward-Looking Statements

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Forward-looking statements relate to, among other things:

  business objectives, goals and strategic plans;
  operating strategies;
  expected future revenues, earnings and margins;
  anticipated operating, selling and general and administrative costs;
  availability of raw materials, including water, sugar, cardboard and closures and flavoring;
  effects of seasonality on demand for our products;
  anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;
  our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2012 and thereafter;
  anticipated capital expenditures; and
  anticipated increased sales volumes with certain product lines;

Such forward-looking statements are necessarily estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under Risk Factors, as well as other possible risk factors such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company’s public announcements. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

2	Q3 REPORT • Leading Brands, Inc

Management’s Discussion & Analysis

For the three months and nine months ended November 30, 2011

January 12, 2012

The following information should be read in conjunction with the Leading Brands, Inc. (“the Company”) February 28, 2011 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

The Company maintains its financial records in Canadian dollars. In this report, unless otherwise specified, all dollar amounts are expressed in that currency.

Overview

The Company and its subsidiaries are involved in the development, production, marketing and distribution of the Company’s branded and licensed beverage brands. The Company also bottles beverages for third parties under contract.

The Company sells branded and licensed beverage products through its Integrated Distribution System (IDS) of distributors, wholesalers, and grocery chains. Its principal product lines include juices and other premium beverages. The Company’s bottling plant provides bottling services for the Company’s own products and for an external customer. The Company also uses the services of third party bottlers as required to meet its objectives.

Change in Accounting Policies

On March 1, 2011, the Company transitioned from Canadian GAAP to U.S. GAAP. As disclosed in prior quarterly filings and the year-end financial statements, the Company elected to adopt U.S. GAAP on the basis that its common shares trade exclusively in the U.S. Amounts reported for November 30, 2010 have been restated for comparative purposes.

Non-GAAP Measures

In addition to GAAP measures, the Company uses the non-GAAP measures “Earnings Before Interest, Taxes, Depreciation, Amortization, and Stock Based Compensation” (“EBITDAS”), “Net Income Before Stock Based Compensation”, “Margin”, “Margin Percentage”, and “Total Net Working Capital” to make strategic decisions and provide investors with a basis to evaluate operating performance. Non-GAAP measures do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures used by other companies. Included in this report is a table reconciling GAAP Net Income to Net Income Before Stock Based Compensation. In addition, included in other information on page 5 of this report are tables calculating EBITDAS, Margin, Margin Percentage, and Total Net Working Capital.

Overall Performance

For the three months ended November 30, 2011, the Company reported gross sales of $4.5 million and net income of $245,126 as compared to gross sales of $4.3 million and net income of $46,588 in the corresponding quarter of the prior year. The increase in net income for the quarter was attributable primarily to greater net revenues and a reduction in stock based compensation over the comparative period.

Margin Percentage for the third quarter was generally consistent with the same period in the prior year. For the three months ended November 30, 2011 the Company saw its Margin Percentage decrease minimally from 37.1% in the quarter ended November 30, 2010 to 36.9% . For the nine month period ended November 30, 2011, Margin Percentage has increased 1.5% to 40.1% through a continued focus on higher margin products and greater operating efficiencies.

Results of Operations

REVENUE

	Quarter ended	Quarter ended
Revenue	Nov. 30, 2011	Nov. 30, 2010	Change
Manufactured Products	$4,291,287	$4,040,984	$250,303
Purchased Products	182,750	307,668	(124,918)
Total Gross Revenue	$4,474,037	$4,348,652	$125,385
Discounts, Allowances and Rebates	(239,533)	(300,793)	61,260
Net Revenue	$4,234,504	$4,074,859	$186,645

Gross revenue for the quarter ended November 30, 2011 was $4,474,037 compared to $4,348,652 for the same period of the previous year, representing an increase of $125,385 or 3.1% . This increase is principally due to increased sales volume in manufactured products over the comparative period.

Leading Brands, Inc • Q3 REPORT	3

Discounts, rebates and slotting fees for the quarter ended November 30, 2011 decreased $61,260 compared to the same period of the prior year as a result of a continued trend of lower discounts on the Company’s branded beverages in the year.

	Nine months	Nine months
	ended	ended
Revenue	Nov. 30, 2011	Nov. 30, 2010	Change
Manufactured Products	$14,873,906	$14,792,690	$81,216
Purchased Products	674,988	1,402,316	(727,328)
Total Gross Revenue	$15,548,894	$16,195,006	$(646,112)
Discounts, Allowances and Rebates	(837,728)	(1,144,156)	306,428
Net Revenue	$14,711,166	$15,050,850	$(339,684)

Gross revenue for the nine months ended November 30, 2011 was $15,548,894 compared to $16,195,006 in the same period of the previous year, representing a decrease of $646,112 or 4%. This decrease is principally due to colder than average weather in the Company’s principal markets in the second quarter and the discontinuation by the Company of a licensed brand.

Discounts, rebates and slotting fees for the six months ended November 30, 2011 decreased $306,428 compared to the same period of the prior year as a result of lower discounts on the Company’s branded beverages during the period and the discontinuation by the Company of a licensed brand.

COST OF SALES

	Quarter ended	Quarter ended
Cost of Sales	Nov. 30, 2011	Nov. 30, 2010	Change
Manufactured Products	$2,509,367	$2,322,037	$187,330
Purchased Products	160,820	225,882	(65,062)
Total	$2,670,187	$2,547,919	$122,268

Cost of sales for the quarter ended November 30, 2011 were $2,509,367 compared to $2,322,037 for the same period of the previous year, representing an increase of $187,330 or 4.8% . The increase in cost of sales is the result of an increase in sales volumes for manufactured products in the quarter ended November 30, 2011.

	Nine months	Nine months
	ended	ended
Cost of Sales	Nov. 30, 2011	Nov. 30, 2010	Change
Manufactured Products	$8,206,636	$8,161,441	$81,216
Purchased Products	601,857	1,079,904	(478,047)
Total	$8,808,493	$9,241,345	$(432,852)

Cost of sales for the nine months ended November 30, 2011 were $8,808,493 compared to $9,241,345 for the same period of the previous year, representing a decrease of $432,852 or 4.7% . The increase in cost of sales is consistent with the increase in sales volumes in the nine months ended November 30, 2011.

MARGIN

	Quarter ended	Quarter ended
Margin	Nov. 30, 2011	Nov. 30, 2010	Change
Manufactured Products	$1,549,573	$1,463,273	$86,300
Purchased Products	14,744	36,667	(21,923)
Total	$1,564,317	$1,499,490	$64,377
Margin Percentage	36.9%	37.1%	(0.2%	)

Margin for the quarter ended November 30, 2011 was $1,564,317 or 36.9% compared to $1,499,490 or 37.1% for the same quarter of the previous year, representing a decrease in margin percentage of 0.2% .

	Nine months	Nine months
	ended	ended
Margin	Nov. 30, 2011	Nov. 30, 2010	Change
Manufactured Products	$5,861,545	$5,648,228	$213,317
Purchased Products	41,129	161,227	(120,148)
Total	$5,902,673	$5,809,505	$93,168
Margin Percentage	40.1%	38.6%	1.5%

Margin for the nine months ended November 30, 2011 was $5,902,673 or 40.1% compared to $5,809,505 for the same period of the previous year, representing an increase in margin percentage of 1.5% .

SELLING, GENERAL AND ADMINISTRATION EXPENSES

Selling, general and administration decreased by $1,353,761 or 29% from $4,713,372 in the nine month period of the prior year to $3,359,611 in the period ended November30, 2011. This decrease is primarily due to a $1,250,886 reduction in stock based compensation expense and additional reductions in in professional fees, and administrative salary and benefit expenses.

In the year ended February 28, 2011, the Company reclassified certain amounts from selling, general and administrative expenses to cost of sales and foreign exchange gain. The comparative amounts presented herein were reclassified to conform with this new presentation.

4	Q3 REPORT • Leading Brands, Inc

Summary of Quarterly Results

	NOVEMBER 30 (Q3)		AUGUST 31 (Q2)		MAY 31 (Q1)		FEBRUARY 28 (Q4)
	2011	2010	2011	2010	2011	2010	2011	2010
Net revenue	$4,234,504	$4,047,859	$5,470,735	$5,866,609	$5,005,927	$5,136,382	$4,036,304	$4,653,550
Net income (loss)	$245,126	$46,588	$645,989	$(549,072)	$448,061	$408,224	$94,816	$99,639
Net income (loss) per share	$0.07	$0.01	$0.19	$(0.14)	$0.13	$0.05	$0.02	$0.03
Net income (loss) per share, diluted	$0.07	$0.01	$0.18	$(0.14)	$0.12	$0.05	$0.02	$0.03

The Company’s financial performance in its first two fiscal quarters is generally stronger than the last two fiscal quarters due to the seasonal nature of the beverage business.

The Company recognizes stock based compensation expense as a selling, general and administration expense. This non-cash charge relates to options granted to officers, directors and consultants of the company. Net Income Before Stock Based Compensation Expense is as follows:

	NOVEMBER 30 (Q3)		AUGUST 31 (Q2)		MAY 31 (Q1)		FEBRUARY 28 (Q4)
	2011	2010	2011	2010	2011	2010	2011	2010
Net income (loss)	$245,126	$46,588	$645,989	$(549,072)	$448,061	$408,224	$94,816	$99,639
Stock based compensation	$26,381	$205,539	$64,419	$1,181,098	$167,180	$69,787	$218,450	$58,619
Net income (loss) before stock based compensation expense	$271,507	$252,127	$710,408	$632,026	$615,241	$478,011	$313,266	$158,258

Other Information

	THREE MONTHS ENDED		NINE MONTHS ENDED
	NOVEMBER 30		NOVEMBER 30
EBITDAS	2011	2010	2011	2010
Net income	$245,126	$46,588	$1,339,176	$(94,260)
Add back:
Interest, net	14,430	35,091	63,999	121,165
Depreciation and amortization	170,002	176,970	505,645	520,405
Stock based compensation expense	26,381	205,539	259,442	1,456,425
Income taxes	99,702	56,243	620,579	547,051
EBITDAS	$555,641	$520,431	$2,788,841	$2,550,786

Margin
Net revenue	$4,234,504	$4,047,859	$14,711,166	$15,050,850
Less: Cost of Sales	(2,670,187)	(2,547,919)	(8,809,493)	(9,241,344)
Margin	$1,564,317	$1,499,940	$5,901,673	$5,809,506
Margin % of Net Revenue	36.9%	37.1%	40.1%	38.6%

Leading Brands, Inc • Q3 REPORT	5

Cash Flows

Cash provided by	Quarter ended	Quarter ended
(used in):	Nov. 30, 2011	Nov. 30, 2010	Change
Operating activities	$964,067	$864,068	$99,999
Investing activities	$(59,151)	$(125,943)	$66,792
Financing activities	$(1,350,894)	$(765,088)	$(585,806)

During the quarter, cash generated from operating activities increased by $99,999 compared to the same period of the prior year. This increase is attributable to greater net revenues, and a significant reduction in accounts receivable and inventory in the period which is consistent with historical third quarter trends in these accounts.

Cash utilized for financing activities was $1,350,894 during the quarter representing a $585,806 increase compared to Q3 2010. The increase in cash utilized by financing activities is primarily a result of the Company’s early repayment of its outstanding bank loan and a significant capital lease, and a continuation of the share repurchase plan. During the quarter, the Company reduced its debt by $1,239,427 or 77% from August 30, 2011, and repurchased 38,800 shares at a cost of $121,676.

	Nine months	Nine months
Cash provided by	ended	ended
(used in):	Nov. 30, 2011	Nov. 30, 2010	Change
Operating activities	$2,452,929	$2,327,781	$125,148
Investing activities	$(354,542)	$(542,179)	$187,637
Financing activities	$(2,799,837)	$(1,418,359)	$1,381,478

For the nine months ended November 30, 2011, operating activities are consistent with the comparative period.

The decrease in cash utilized for investing activities period over period is attributable to a plant line upgrade that commenced in late 2010 and saw completion in early Q2 2011.

Cash utilized for financing activities was $2,799,837 during the nine months ended November 30, 2011, representing an increase of $1,381,478, or 97%, compared to the same period in 2010. The increase in cash utilized by financing activities is primarily a result of the Company’s share repurchase plan and repayment of debt. Fiscal year to date, the Company has repurchased 318,381 shares at a cost of $1,067,694.

Liquidity and Capital Resources

The Company has realized a net working capital decrease of 3% since the prior year-ended February 28, 2011, due primarily to early long-term debt repayment. As at November 30, 2011, the Company has net working capital of $1,810,739 (current assets of $3,347,216 less current liabilities of $1,536,477). In addition, at November 30, 2011 the Company had $702,000 available under its revolving line of credit (limit of $3,500,000 subject to the availability of eligible collateral). At November 30, 2011 this credit facility was not utilized.

Considering the positive net working capital position, including the cash and cash equivalents on hand at November 30, 2011, and available debt, the Company believes that it has sufficient working capital to continue operations for the next twelve months and thereafter.

Risks and uncertainties

The types of risks and uncertainties that may affect the Company have not changed since February 28, 2011 and are available in the February 28, 2011 annual Management’s Discussion and Analysis. Disclosure of capital and financial risk management and capital management can be found in Note 9 and Note 10 of the quarterly financial statements.

Disclosure of Outstanding Share Data

At January 12, 2012, the Company had 3,262,668 issued and outstanding common shares; 956,433 issued and outstanding stock options, of which 877,161 were vested; and 363,400 issued and outstanding common share purchase warrants.

Disclosure of Controls and Procedures and Internal Control over Financial Reporting

The Chief Executive Officer and the Principal Financial Officer, together with other members of management, have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would have been known to them, and by others, within those entities.

Management has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with U.S. GAAP. There have been no material changes in the Company’s internal controls over financial reporting during the period, which would materially affect, or are likely to materially affect, the Company’s internal controls.

While the officers of the Company have designed the Company’s disclosure controls and procedures and internal controls over financial reporting, they expect that these controls and procedures may not prevent all errors and fraud.

6	Q3 REPORT • Leading Brands, Inc

Leading Brands, Inc.
Interim Consolidated Balance Sheet

(UNAUDITED)	November 30	February 28
(EXPRESSED IN CANADIAN DOLLARS)	2011	2011

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,169,151	$1,870,600
Accounts receivable (Note 9)	613,389	730,884
Inventory (Note 2)	1,362,950	1,161,848
Prepaid expenses and deposits (Note 3)	201,726	177,915
	3,347,216	3,941,247

Property, plant and equipment	8,947,561	9,108,285
Deferred tax assets	2,187,151	2,807,730
	$14,481,928	$15,857,262

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$1,415,656	$1,589,861
Current portion of long-term debt (Note 4)	120,821	487,613
	1,536,477	2,077,474

Long-term debt (Note 4)	252,863	1,628,412
Lease inducement	30,881	50,051
Derivative liability - non-employee stock options (Note 5)	265,242	245,983
	$2,085,463	$4,001,920

SHAREHOLDERS’ EQUITY
Share capital (Note 8)
Common shares	36,952,841	40,607,350
Treasury stock	-	(19,536)
Additional paid-in capital	15,477,723	12,640,803
Accumulated other comprehensive income - currency translation adjustment	577,916	577,916
Accumulated deficit	(40,612,015)	(41,951,191)
	12,396,465	11,855,342
	$14,481,928	$15,857,262

The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements have not been audited or reviewed by the Company’s auditors.

Leading Brands, Inc • Q3 REPORT	7

Leading Brands, Inc.
Interim Consolidated Statement of Income (Loss) and
other Comprehensive Income (Loss)

(UNAUDITED)	Three months ended		Nine months ended
(EXPRESSED IN CANADIAN DOLLARS)	November 30		November 30
	2011	2010	2011	2010

Gross revenue	$4,474,037	$4,348,652	$15,548,894	$16,195,006
Less: Discounts, rebates and slotting fees	(239,533)	(300,793)	(837,728)	(1,144,156)
Net revenue	4,234,504	4,047,859	14,711,166	15,050,850

Cost of sales	2,670,187	2,547,919	8,809,493	9,241,344
Selling, general and administration expenses	1,070,709	1,188,590	3,359,611	4,713,372
Depreciation of property, plant and equipment	170,002	176,970	505,645	520,405
Interest expense	17,282	39,983	73,577	131,476
Loss on disposal of assets	-	305	9,622	3,553
Interest income	(2,852)	(4,892)	(9,578)	(10,311)
Change in fair value of derivative liability	(24,607)	-	19,258	-
Foreign exchange gain	(11,045)	(3,847)	(16,217)	(1,780)
	3,889,676	3,945,028	12,751,411	14,598,059

Income (loss) before income taxes	344,828	102,831	1,959,755	452,791

Income tax expense	99,702	56,243	620,579	547,051
Net income (loss) and other comprehensive income (loss)	$245,126	$46,588	$1,339,176	$(94,260)

Basic income per share	$0.07	$0.01	$0.39	$(0.02)
Weighted average # of shares outstanding - basic	3,283,304	3,901,155	3,466,462	3,915,636

Diluted income per share	$0.07	$0.01	$0.37	$(0.02)
Weighted average # of shares outstanding - diluted	3,467,719	3,901,155	3,650,877	3,915,636

The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements have not been audited or reviewed by the Company’s auditors.

8	Q3 REPORT • Leading Brands, Inc

Leading Brands, Inc.
Interim Consolidated Statement of Changes in
Shareholders’ Equity

(UNAUDITED)	Three months ended		Nine months ended
(EXPRESSED IN CANADIAN DOLLARS)	November 30		November 30
	2011	2010	2011	2010

Common Shares
Beginning of period	$37,396,907	$44,342,030	$40,607,350	$44,508,673
Shares issued during the period	12,371	-	19,251	-
Shares cancelled during the period	(456,437)	(1,278,016)	(3,673,760)	(1,444,659)
	36,952,841	43,064,014	36,952,841	43,064,014

Treasury Stock
Beginning of period	(5,612)	-	(19,536)	-
Shares repurchased during the period	(450,825)	(1,354,634)	(3,654,224)	1,187,991
Shares cancelled during the period	456,437	1,278,016	3,673,760	1,111,373
	-	(76,618)	-	(76,618)

Additional Paid-In Capital
Begining of period	15,124,356	9,638,246	12,640,803	8,257,899
Shares cancelled during the period	326,986	1,011,837	2,577,478	1,141,298
Stock based compensation on issued options	26,381	205,539	259,442	1,456,425
	15,477,723	10,855,622	15,477,723	10,855,622

Accumulated Other Comprehensive Income
Beginning of period	577,916	577,916	577,916	577,916
Foreign exchange translation adjustment	-	-	-	-
	577,916	577,916	577,916	577,916

Accumulated Deficit
Beginning of period	(40,857,141)	(41,917,958)	(41,951,191)	(41,777,110)
Net income (loss)	245,126	46,588	1,339,176	(94,260)
	(40,612,015)	(41,871,370)	(40,612,015)	(41,871,370)

Total Shareholders’ Equity	$12,396,465	$12,549,564	$12,396,465	$12,549,564

The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements have not been audited or reviewed by the Company’s auditors.

Leading Brands, Inc • Q3 REPORT	9

Leading Brands, Inc.
Interim Consolidated Statement of Cash Flows

(UNAUDITED)	Three months ended		Nine months ended
(EXPRESSED IN CANADIAN DOLLARS)	November 30		November 30
	2011	2010	2011	2010
Cash provided by (used in)
OPERATING ACTIVITIES
Net income (loss)	$245,126	$46,588	$1,339,176	$(94,260)
Items not involving cash
Depreciation and amortization	170,002	176,970	505,645	520,405
Amortization of leasehold inducement	(6,390)	(6,390)	(19,170)	(19,170)
Loss on disposal of assets	-	305	9,622	3,553
Stock based compensation expense	26,381	205,539	259,442	1,456,425
Change in deferred tax assets	99,702	56,243	620,579	547,051
Change in fair value of derivative liability	(24,607)	-	19,258	-
Changes in non-cash working capital (Note 7)	453,854	384,813	(281,622)	(86,223)
	964,067	864,068	2,452,929	2,327,781

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(59,152)	(125,943)	(354,541)	(542,179)
	(59,152)	(125,943)	(354,541)	(542,179)

FINANCING ACTIVITIES
Repayment of long-term debt	(1,239,427)	(422,290)	(1,742,342)	(1,038,380)
Repurchase of common shares, net	(111,467)	(342,798)	(1,057,495)	(379,979)
	(1,350,894)	(765,088)	(2,799,837)	(1,418,359)

Increase (decrease) in cash and cash equivalents	(445,979)	(22,963)	(701,449)	367,243

Cash and cash equivalents, beginning of period	1,615,128	2,293,592	1,870,600	1,899,386
Cash and cash equivalents, end of period	$1,169,151	$2,266,629	$1,169,151	$2,266,629

SUPPLEMENTAL INFORMATION
Interest paid	$17,282	$40,745	$75,122	$186,795
Interest received	$2,852	$4,892	$9,578	$10,311

The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements have not been audited or reviewed by the Company’s auditors.

10	Q3 REPORT • Leading Brands, Inc

Leading Brands, Inc.
Notes to the Interim Consolidated Financial Statements
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

1. SIGNIFICANT ACCOUNTING POLICIES

Consolidation
These consolidated financial statements include the accounts of Leading Brands, Inc. and all of its wholly-owned subsidiaries.

Basis of Presentation
The accompanying unaudited financial statements have been prepared in accordance with United States (“US”) Generally Accepted Accounting Principles for interim financial information by the Company without audit or review by the company’s auditors. These interim financial statements do not include all the disclosures required under US Generally Accepted Accounting Principles and should be read in conjunction with the Company’s audited financial statements for the year ended February 28, 2011. Certain prior period amounts have been reclassified to conform with the current period presentation.

Interim Financial reporting
These unaudited interim financial statements follow the same accounting policies and methods of their application as the figures presented in Note 18 of the audited financial statements for the year ended February 28, 2011. In management’s opinion, these unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. Results of operations for interim periods are not necessarily indicative of the results to be expected in future periods or annual results.

The Company’s financial results are impacted by seasonal factors with stronger sales occurring in the warmer months.

2. INVENTORY

	November 30,	February 28,
	2011	2011
Finished goods	$764,832	$524,967
Raw Materials	598,118	636,881
	$1,362,950	$1,161,848

3. PREPAID EXPENSES AND DEPOSITS

	November 30,	February 28,
	2011	2011
Slotting fees	$833	$22,470
Insurance premiums	91,583	73,563
Rental deposits and other	109,310	81,882
	$201,726	$177,915

4. LONG-TERM DEBT

		November 30,	February 28,
		2011	2011

a)	Bank loan, principal and interest repayable at $8,408 per month, with interest at a rate of bank prime plus 1.25%, renewable on February 1, 2012. Portions of this loan amortize until June 2019 and April 2021.	-	$837,100

b)	Capital lease, principal and interest repayable at $6,907 per month including interest at a five-year fixed rate of 6.53% per annum and matur - ing in October 2011	-	150,912

c)	Capital lease, principal and interest repayable at $15,024 per month including inter- est at a five-year fixed rate of 6.575% per annum and maturing in September 2014	-	647,928

d)	Capital lease, principal and interest repayable at $12,729 per month including inter- est at a five-year fixed rate of 6.125% per annum and maturing in September 2014	$373,684	480,085

		373,684	2,116,025

	Less: current portion	(120,821)	(487,613)

		$252,863	$1,628,412

In the period ended November 30, 2011 the Company extinguished its bank loan and capital lease obligations under Note 4(a) and Note 4(c), respectively, through a series of early repayments.

The capital lease obligation under Note 4(b) was extinguished through the completion of scheduled payments in the third quarter.

Leading Brands, Inc • Q3 REPORT	11

5. DERIVATIVE LIABILITY

Under FASB ASC 815-40-15, non-employee stock options granted during the year ended February 28, 2011 met the criteria of a derivative instrument liability because they were exercisable in a currency other than the functional currency of the Company and thus did not meet the “fixed-for-fixed” criteria of guidance. As a result, the Company was required to separately account for these stock purchase options as a derivative instrument liability recorded at fair value and marked-to-market each period with the change in the fair value each period charged or credited to income

As at November 30, 2011, the change in derivative liability for non-employee options is as follows:

November 30, 2011
Balance, beginning of the period	$289,849
Fair value of options granted	-
Fair value of options exercised	-
Change in fair value of options	(24,607)
$265,242

6. COMMITMENTS AND CONTINGENCIES

The Company is committed to annual operating leases for premises and equipment. The minimum annual lease payments over the remaining terms of the lease are $162,089 to February 29, 2012, and $420,796 through to February 28, 2013.

The Company is party to various legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position or results of the Company.

7. CHANGES IN NON-CASH OPERATING WORKING CAPITAL

	Three months ended		Nine months ended
	November 30		November 30
	2011	2010	2011	2010
Accounts receivable	$330,586	$655,667	$117,495	$199,862
Inventory	273,697	66,153	(201,102)	155,786
Prepaid expenses and deposits	(100,500)	1,061	(23,811)	(52,276)
Accounts payable and accrued liabilities	(49,930)	(338,068)	(174,205)	(389,595)
	$453,854	$384,813	$(281,622)	$(86,223)

8. SHARE CAPITAL

The Company’s issued share capital is as follows:

	Common Shares
	Shares	Amount
Balance at February 28, 2011	3,579,249	$40,607,350
Shares cancelled in the first quarter	(94,713)	(1,074,540)
Balance at May 31, 2011	3,484,536	$39,532,810
Shares issued in the second quarter	2,400	6,880
Shares cancelled in the second quarter	(188,968)	(2,142,783)
Balance at August 31, 2011	3,297,968	$37,396,907
Shares issued in the third quarter	5,000	12,781
Shares cancelled in the third quarter	(40,300)	(456,437)
Balance at November 30, 2011	3,262,668	$36,952,841

The Company’s issued and outstanding share purchase options balance as at November 30, 2011 is 956,433 options with a weighted average exercise price of US$3.05. Of these options, 873,462 have vested at a weighted average exercise price of US$2.97 . In the third quarter, 3,567 options were cancelled and 5,000 options were exercised.

The Company’s issued and outstanding share purchase warrants as at November 30, 2011 total 363,400, each exercisable at a price of US$19.75 for one common share and all of the warrants expire on February 9, 2013. No warrants were granted, cancelled, forfeited, or exercised in the period.

12	Q3 REPORT • Leading Brands, Inc

9. FINANCIAL RISK MANAGEMENT

Credit risk
The Company’s credit risk is primarily attributable to its accounts receivable. The credit risk related to accounts receivable arises from customers’ potential inability to meet their obligations as agreed. The accounts receivable are presented on the balance sheet net of a provision for bad debts, which is estimated by the Company’s management based on past experience and its assessment of current economic conditions.

As at November 30, 2011, the Company is exposed to credit risk through the following assets:

	November 30, 2011	February 28, 2011
Trade receivables	$582,058	$722,388
Other receivables	47,925	32,723
Allowance for doubtful accounts	(16,594)	(24,227)
	$613,389	$730,884

Any credit risk exposure on cash balances is considered insignificant as the Company holds cash and cash equivalents only in major financial institutions in Canada. On the basis that these financial institutions are believed by Management to be financially sound, relatively minimal credit risk is deemed to exist.

The Company’s customers consist mainly of beverage distributors and wholesale and retail grocery suppliers and distributors principally located in North America. During the quarter ended November 30, 2011, the Company’s ten largest customers comprised approximately 91% of sales compared with 86% in the last fiscal year ended February 28, 2011 and no one customer comprised more than 77% of sales compared with 73% in the last fiscal year ended February 28, 2011. In addition, to cover credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition and applies rigorous procedures to assess the credit worthiness of new clients. It sets a specific credit limit per client and regularly reviews this limit.

As at November 30, 2011, 100% of the trade receivables are current or have been provided for.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 10. The Company maintains detailed forecasts as well as long-term operating and strategic plans. Managing liquidity requires monitoring of projected cash inflows and outflows using forecasts of the Company’s financial position to ensure adequate and efficient use of cash resources. The appropriate liquidity level is established based on historical volatility and seasonal requirements, as well as planned investments and debt maturity requirements.

Market Risk
Currency risk
The Company concludes sales in U.S. dollars to customers in the U.S. . The Company also purchases raw materials as well as equipment in U.S. dollars. Consequently, it is exposed to the risk of exchange rate fluctuations with respect to the receivable and payable balances denominated in U.S. dollars. The Company has not hedged its exposure to currency fluctuations.

At November 30, 2011, the Company’s cash balances included $759,000 denominated in U.S. dollars ($147,000 as at February 28, 2011), accounts receivable balances included $16,000 denominated in U.S. dollars ($50,000 as at February 28, 2011), and the Company’s accounts payable and accrued liabilities balance included $166,000 denominated in U.S. dollars ($136,000 as at February 28, 2011).

All other factors being equal, a 5% U.S. dollar rise per Canadian dollar would have an unfavourable impact of approximately $19,500 on net earnings for the quarter ended November 30, 2011. A 5% U.S./Canadian dollar decrease would have a positive impact of similar magnitude.

Interest rate risk
The Company is exposed to interest rate risk arising from its variable rate interest-bearing financial obligations which are the Company’s operating line of credit and the long-term loan with the Company’s primary lender. A negative impact on cash flows could occur if there was an increase in prime rates. A decrease in these same rates would have a positive impact of similar magnitude.

The company maintains a combination of fixed rate and variable rate debts. Fixed rate debt is used mainly in relation to the business’s long-term obligations arising from acquisitions of long-term assets. Bank indebtedness may be used to finance the Company’s working capital and fluctuates according to seasonal factors specific to the Company.

As at November 30, 2011, the Company held no debt with variable interest rates such that a 1% change in the interest rate would have no impact.

Fair Value of Financial Instruments
The Company’s financial instruments measured at fair value on the balance sheet are limited to cash and cash equivalents which is classified as level 1, and a non-employee stock option embedded derivative liability which is classified as level 2. See Note 5 for results of fair valuation of the derivative liability in the period.

Leading Brands, Inc • Q3 REPORT	13

10. CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide opportunities for growth to shareholders and to maintain financial flexibility in, or to take advantage of opportunities as they arise.

In the management of capital, the Company includes shareholder’s equity, cash, lease financing and bank financing in the definition of capital. The Company manages its capital structure and can adjust it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, or refinance its existing indebtedness.

The Company may use its operating line of credit during the year to finance cash flows related to seasonal changes in non-cash working capital items.

11. RELATED PARTY TRANSACTIONS

The following related party transactions not disclosed elsewhere are as follows:

		THREE MONTHS ENDED		NINE MONTHS ENDED
		NOVEMBER 30		NOVEMBER 30

		2011	2010	2011	2010

i)	Incurred consulting fees with a company related by a director in common	$21,000	$21,000	$63,000	$63,000

ii)	Incurred professional service fees with a company related by a director in common	$132,000	$132,000	$396,000	$396,000

iii)	Incurred marketing consulting services with a com- pany related by a director in common	$20,800	$17,200	$57,900	$55,000

iv)	Incurred consulting fees with a company related by an officer in common	$61,350	$61,479	$183,600	$177,677

v)	Incurred services from a company related by a director in common	$322	$1,109	$5,750	$3,508

12. SEGMENTED INFORMATION

The Company operates in one industry segment being the production and distribution of beverages. The Company’s principal operations are comprised of an integrated manufacturing and distribution system for beverages and waters. Substantially all of the Company’s operations, assets and employees are located in Canada and net revenue from export sales during all periods reported are less than 10%.

14	Q3 REPORT • Leading Brands, Inc

Leading Brands, Inc. At a Glance

Leading Brands, Inc. is North America’s only fully integrated healthy beverage company.

Shareholder Information:
Leading Brands, Inc.
NASDAQ:LBIX

Toll Free: 1-866-685-5200
Website: www.LBIX.com

The Company’s annual report on Form 20-F, along with all other publicly reported documents, is available on SEDAR at www.sedar.com.

Officers of the Company and its subsidiaries

Sinan ALZubaidi
VP of Bottling Operations

Ralph D. McRae
Chairman, President, and Chief Executive Officer

Robert Mockford
VP of Operations

David Neely
VP of Innovation & Quality

Dave Read
Executive Vice-President

Dallyn Willis
Chief Financial Officer

LEADING BRANDS, INC.
Suite 1800 - 1500 West Georgia
Vancouver BC Canada V6G 2Z6
Tel: 604.685.5200 Fax: 604.685.5249
Toll Free: 1.866.685.5200
www.LBIX.com

Leading Brands, Inc • Q3 REPORT	15